Exhibit 1

                                 Millenco, L.P.

   666 FIFTH AVENUE                                      TELEPHONE  212.841.4100
NEW YORK, NY  10103-0899                                   TELEFAX 212.841.4141

                                                                January 15, 2003

Dear Fellow MVC Shareholder:

      Millenco L.P., a wholly-owned subsidiary of Millennium Partners ("Millennium") is the largest shareholder of MVC Capital ("MVC" or the "Fund"), and we are writing to alert you to the following important news for MVC shareholders:

      1. MVC's 2001 and 2002 director elections were recently overturned by a Delaware Court on the grounds of proxy deception and breach of fiduciary duties by the current directors. The Court has ordered MVC to hold new elections for directors by February 28, 2003.

                                       And

      2. As a result, MVC shareholders will have the opportunity to elect new directors. The future direction of this long mismanaged and under-performing asset is finally in the hands of shareholders, where it belongs.

        COURT OVERTURNS ELECTIONS OF CEO JOHN GRILLOS AND OTHER DIRECTORS
                        CITING BREACH OF FIDUCIARY DUTIES

      On December 19, 2002, the Delaware Chancery Court ruled that the MVC Board procured the election of directors at both its 2001 and 2002 annual meetings by the use of "materially false and misleading proxy materials" and had breached its fiduciary duties by concealing from MVC shareholders critical information that demonstrated several of the Fund's directors had gross conflicts of interest. As a remedy, the court overturned the elections of directors John Grillos, Larry Gerhard and Peter Freudenthal and ordered new director elections by no later than February 28, 2003.

                    MVC: A COMPANY HELD HOSTAGE BY ITS BOARD

      Since MVC's inception early in 2000, Fund CEO John Grillos and his cronies on the Board have run our company like their personal candy store. They have virtually no investment in the Fund, yet they have collected more than $15 million in fees and other compensation, while shareholders have suffered through a 60% decline in share price and the destruction of nearly $200 million in shareholder value.

      Worst of all, the MVC Board of Directors treats shareholders as nothing more than an unpleasant speed bump in their race to exploit the Fund's cash. When shareholders voted to terminate the investment advisory agreements between MVC and the investment advisory companies run by John Grillos and former director Peter Freudenthal in March 2002, the Board exploited a loophole in the SEC


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rules and retained John Grillos as chief executive. In a display of shocking contempt for the binding vote of shareholders, the Board announced that the Fund would be "internally managed" and allowed the same executives to stay in charge of the Fund.

      Since then, MVC's management has hired numerous new employees, moved to expensive new offices, changed the Fund's investment focus without seeking shareholder approval, and spent nearly 20% of the Fund's remaining cash, pushing down the stock price by an additional 10%. During the last week of 2002, just days after the Delaware Court ordered new director elections, management spent $20 million of the Fund's cash on unnamed investments. Though MVC's website indicated a substantial drawdown in cash, no press release accompanied this significant event, nor did the Fund specify where the $20 million went.

                   DO NOT BE FOOLED BY THE BOARD'S MEANINGLESS
                          STATISTICS AND FALSE PROMISES

      Prepare yourselves for an onslaught of solicitations from the current Board of Directors as they seek reelection. They will spend the Fund's cash without any restraint to finance a massive publicity and proxy solicitation campaign as they seek to keep hold of the jobs they have performed so poorly for the past three years. We have learned that they already hired one of the world's most expensive proxy solicitation firms, along with multiple large Washington and Wall Street law firms -- all using Fund money -- to conduct this campaign. Despite what management may say, the reality is that MVC has never received SEC approval to execute its original business plan and bears no resemblance to the Fund described in its original registration documents. Remember this fact when MVC hurls meaningless statistics at you in an effort to convince you that they have "outperformed" certain indices and are "proud" of their dismal investment record. Millennium cannot outspend the MVC Board, but we are confident that MVC's shareholders will see through their expensive and wasteful propaganda campaign and vote in a new Board.

     TAKE BACK CONTROL OF YOUR COMPANY AND DISMISS THE CURRENT MVC BOARD --
                    THE FATE OF YOUR INVESTMENT DEPENDS ON IT

      The current Board of Directors' record speaks for itself: three consecutive years of miserable performance, gross breaches of fiduciary duty, rampant conflicts of interest, and personal enrichment at shareholders' expense. It is time for new leadership at MVC. To this end, Millennium Partners plans to propose a slate of new independent directors for election at the upcoming shareholder meeting.

      Millennium's nominees will be dedicated to a single purpose: maximizing the value of the Fund for MVC's long-suffering shareholders. We own over 1 million shares of MVC, an investment of over $10 million, and we have spent countless hours and hundreds of thousands of dollars over the past two years working to turn this Company around. Our interests are aligned with yours. Millennium pledges to install world-class, "shareholder first," managers, rein-in expenses and stop the senseless bleeding of the Fund's cash. We will then examine the best means for improving the share price and enhancing value for shareholders. Whether this occurs through cash dividends, tender offers, a merger, a liquidation or other means will be determined promptly after we, the shareholders, gain control of the Board. We will offer more details about our proposed director slate, along with their strategies for enhancing and maximizing shareholder value, in the next few weeks.


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      Later this month, you will receive our definitive proxy statement and proxy cards. We hope that we can count on you to support the Millennium director slate so MVC shareholders can finally free our company from captivity by the current Board.

      Please feel free to call me if you have any questions. My telephone number is 212-841-4100, and email may be sent to mevcshareholders@yahoo.com. In addition, further information may be found at www.mevcshareholders.com.

                                                    Sincerely,

                                                    Robert Knapp
                                                    Managing Director

The following disclosures are made pursuant to Rule 14a-12 of the Securities and Exchange Commission (the "SEC"), promulgated under the Securities Exchange Act of 1934:

     a. To the extent the foregoing letter may be considered a "solicitation," as defined by SEC regulations, such solicitation is being made by Millenco, L.P., a Delaware limited partnership, which is a broker-dealer and member of the American Stock Exchange. The general partner of Millenco is Millennium Management, LLC, a Delaware limited liability company. The sole manager of Millennium Management, LLC is Israel A. Englander. The principal office of Millenco, Millennium and Mr. Englander is 666 Fifth Avenue, New York, New York 10103.

     b. For a description of the above persons' direct or indirect interests in MVC Capital, Inc. (the "Fund"), we refer you to the Amendment No. 1 to Schedule 13D, filed by Millenco, L.P., on or about August 27, 2002 with the Securities and Exchange Commission. That Schedule may be found at: www.sec.gov/Archives/edgar/data/1132413/000116923202001335/
          d51779_sc13d.txt.

     c. Millenco, L.P. has not yet prepared a proxy statement, because the Fund's shareholders meeting for election of directors has not yet been scheduled. When the Fund does schedule a shareholders meeting to elect directors, Millenco will nominate candidates, and solicit shareholders' proxies, pursuant to a proxy statement, which will be mailed to the Fund's shareholders. SHAREHOLDERS SHOULD READ ANY SUCH PROXY STATEMENT CAREFULLY BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. ANY AND ALL PROXY STATEMENTS FILED IN CONNECTION WITH THE SHAREHOLDERS MEETINGS WILL BE AVAILABLE, FOR FREE, AT THE SECURITIES AND EXCHANGE COMMISSIONS WEBSITE WWW.SEC.GOV. IN ADDITION, IF AND WHEN MILLENCO ISSUES A PROXY STATEMENT, IT WILL MAKE IT AVAILABLE FOR FREE, AT WWW.MEVCSHAREHOLDERS.COM.

     d. Millenco will be filing a second amendment to its Schedule 13D, which will be available at the SEC's website, www.sec.gov, as well as www.mevcshareholders.com.


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